UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Environmental Tectonics Corporation
(Name of Issuer)
Common Stock, $0.05 Par Value Per Share
(Title of Class of Securities)
294092 10 1
(CUSIP Number)
Joy Tartar
The Lenfest Group, LLC
300 Barr Harbor Drive
Suite 460
West Conshohocken, PA 19428
(610) 940-0910
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copy to:
John E. Royer
Royer & Associates LLC
681 Moore Road, Suite 321
King of Prussia, PA 19406
(610) 354-8887
July 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294092 10 1	SCHEDULE 13D	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS H.F. Lenfest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		15,008,475 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,008,475 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,008,475 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This amount includes (a) 2,395,039 shares of common stock; (b) 148,601 shares of common stock issuable upon conversion of Series D Convertible Preferred Stock issued to the Reporting Person on April 24, 2009 and July 2, 2009; (c) 11,870,500 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock issued to the Reporting Person on July 2, 2009 in exchange for (i) principal, accrued interest and warrants issuable on the 10.0% Senior Subordinated Convertible Note purchased by the Reporting Person on February 18, 2003, (ii) shares of and accrued dividends on Series B Convertible Preferred Stock purchased by the Reporting Person on April 6, 2006 and July 31, 2006, and (iii) shares of and accrued dividends on Series C Convertible Preferred Stock purchased by the Reporting Person on August 23, 2007; (d) 143,885 shares of common stock issuable upon exercise of the Amended and Restated Common Stock Warrant issued to the Reporting Person on April 24, 2009 and (e) 450,450 shares of common stock issuable upon exercise of the Stock Purchase Warrant issued to the Reporting Person on July 2, 2009.
(2) This figure is based upon (a) 9,069,351 shares of common stock issued and outstanding as of July 2, 2009, plus (b) the shares of common stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

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Item 1. Security and Issuer.
     The Amendment No. 8 to Schedule 13D filed by H.F. Lenfest (the “Reporting Person”) relates to a restructuring of the debt and equity of Environmental Tectonics Corporation (the “Company”) in which (i) the Reporting Person has agreed to provide the Company with a $7,500,000 credit facility, $2,000,000 of which had previously been advanced but which is restricted as to use; (ii) the Company and the Reporting Person have exchanged the $10 million subordinated note held by the Reporting Person, together with all accrued interest and warrants issuable under the subordinated note, and all shares of Series B Preferred Stock and Series C Preferred Stock held by the Reporting Person, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company, and (iii) the Reporting Person has agreed to guarantee all of the Company’s obligations to PNC Bank, National Association (“PNC Bank”) in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000. The Company’s principle executive office is located at County Line Industrial Park, Southampton, PA 18966.
Item 2. Identity and Background.
     (a)-(c) The Reporting Person is filing this Amendment No. 8 to Schedule 13D as an individual. The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     On April 24, 2009, the Reporting Person entered into a Secured Credit Facility and Warrant Purchase Agreement pursuant to which (i) the Reporting Person agreed to provide the Company with a $7,500,000 credit facility using personal funds of the Reporting Person, $2,000,000 of which had previously been advanced but which is restricted as to use, for which the Reporting Person received 20,000 shares of common stock, 55 shares of Series D Preferred Stock which are convertible into 58,511 shares of common stock, and a Common Stock Purchase Warrant exercisable for 143,885 shares of common stock at an exercise price of $1.39 per share; (ii) the Reporting Person and the Company exchanged the $10 million subordinated note purchased by the Reporting Person with personal funds of the Reporting Person, together with all accrued interest and warrants issuable under the subordinated note, and all shares of Series B Preferred Stock and Series C Preferred Stock purchased by the Reporting Person using personal funds of the Reporting Person, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company, and (iii) the Reporting Person agreed to guarantee all of the Company’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000 using personal funds of the Reporting Person, for which the Reporting Person received 100 shares of Series D Preferred Stock which are convertible into 90,090 shares of common stock and a common stock purchase warrant exercisable for 450,450 shares of common stock at an exercise price of $1.11 per share.
Item 4. Purpose of Transaction.
     All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below.
     The Reporting Person is, however, a member of the Company’s Board of Directors. In addition, representatives of the Reporting Person have had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as their opinions regarding shareholder value.
     The Reporting Person may, from time to time and at any time, acquire additional shares of common stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.
     (a) Under the terms of the Secured Credit Facility and Warrant Purchase Agreement by and between the Company and the Reporting Person dated as of April 24, 2009 (the “Credit Facility”), the Reporting Person has agreed to loan the Company up to $7,500,000 pursuant to a series of promissory notes, $2,000,000 of which had previously been advanced but which is restricted as to use. In connection with each drawdown under the Credit Facility, the Company will issue to the Reporting Person a warrant to purchase common stock equal to 10% of the value of the note based on the Market Price (as defined in the Credit Facility) as of the date of the applicable note. In addition, under the terms of each note, the Reporting Person may elect, in his sole discretion, to receive

CUSIP No.	294092 10 1	SCHEDULE 13D	Page	4	of	5	Pages
interest payments in cash or in shares of Series D Preferred Stock to be determined by dividing the amount of interest due on an interest payment date by $1,000, the stated value of the Series D Preferred Stock.
     (d) Under the terms of the Credit Facility, the Company agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Company agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee, and the Reporting Person has the right to consent to all other nominees of the Board of Directors, and such consent may be granted or withheld in the reasonable discretion of the Reporting Person.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Person beneficially owns 15,008,475 shares of common stock, which constitutes 69.22% of the aggregate of the common stock outstanding (9,069,351 shares of common stock issued and outstanding as of July 2, 2009) and the shares of common stock issuable (i) upon conversion of (A) the Series D Convertible Preferred Stock issued to the Reporting Person on April 24, 2009 (58,511 shares of common stock), (B) the Series D Convertible Preferred Stock issued to the Reporting Person on July 2, 2009 (90,090 shares of common stock) and (C) the Series E Convertible Preferred Stock issued to the Reporting Person on July 2, 2009 (11,870,500 shares of common stock), and (ii) upon exercise of the (X) Amended and Restated Common Stock Purchase Warrant dated as of April 23, 2009 (143,885 shares of common stock), and (Y) the Stock Purchase Warrant dated as of July 2, 2009 (450,450 shares of common stock).
     (b) The Reporting Person has the sole voting power and power to dispose of 14,414,140 shares of common stock and upon exercise of the warrants described in (a)(ii)(X) and (Y) above, would have the sole voting power and power to dispose of 15,008,475 shares of common stock.
     (c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transactions:
          On April 24, 2009, the Reporting Person and the Company entered into the Credit Facility pursuant to which the Reporting Person agreed to provide the Company with a $7,500,000 credit facility, $2,000,000 of which had previously been advanced but which is restricted as to use, for which the Reporting Person (A) received 20,000 shares of common stock and 55 shares of Series D Preferred Stock which are convertible into 58,511 shares of common stock, (B) will continue to receive origination fees payable in shares of Series D Preferred Stock and (C) may elect to receive interest on the promissory notes issued pursuant to the Credit Facility payable in shares of Series D Preferred Stock. In connection with the Credit Facility, the Reporting Person and the Company exchanged the $10 million subordinated note held by the Reporting Person, together with all accrued interest and warrants issuable under the subordinated note, and all shares of Series B Preferred Stock and Series C Preferred Stock held by the Reporting Person, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company. In addition, the Reporting Person agreed to guarantee all of the Company’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000, for which the Company issued to the Reporting Person 100 shares of Series D Preferred Stock, which are convertible into 90,090 shares of common stock, and a Stock Purchase Warrant to acquire 450,450 shares of Common Stock at an exercise price of $1.11 per share.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 18, 2003, (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on February 22, 2005, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on April 25, 2006, (iv) the Reporting Person’s Amendment No. 3 to Schedule 13 D filed on August 17, 2006, (v) the Reporting Person’s Amendment No. 4 to Schedule 13D filed on July 13, 2007, (vi) the Reporting Person’s Amendment No. 5 to Schedule 13D filed on September 19, 2007, (vii) the Reporting Person’s Amendment No. 6 to Schedule 13D filed on February 21, 2008, (viii) the Reporting Person’s Amendment No. 7 to Schedule 13D filed on September 11, 2008, and (ix) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     1. Secured Credit Facility and Warrant Purchase Agreement by and between the Company and the Reporting Person dated as of April 24, 2009, a copy of which is attached to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.	294092 10 1	SCHEDULE 13D	Page	5	of	5	Pages
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ H.F. Lenfest
H.F. Lenfest
Reporting Person

Date July 7, 2009
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention—Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).